Exhibit 99.1

FOR IMMEDIATE RELEASE

BANCO ESPÍRITO SANTO ANNOUNCES ACQUISITON OF BANK ESPÍRITO SANTO (INTERNATIONAL) LIMITED

LISBON -- January 14, 2003 -- Banco Espírito Santo (BES) announced today that its wholly owned subsidiary BES Internacional, SGPS, S.A., has acquired 6 million shares in the capital of Bank Espírito Santo (International) Limited (“BESIL”), corresponding to 100% of its capital, from Espírito Santo Financial Group S.A. The transaction was priced at BESIL’s equity value (approximately 71 million US Dollars) and BESIL’s assets reached approximately 156.5 million US Dollars at 31st December 2002.

This transaction is part of BES’ process of international expansion in the financial markets and private banking activities.

CONTACTS:		Paulo Padrao
Elsa Jardim
Banco Espírito Santo, Lisbon
	+	351 21 350 1713
www.bes.pt
-or-
Bernard Compagnon
Taylor Rafferty, London
	+	44 20 7936 0400